UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              GRYPHON HOLDINGS INC.

                                (Name of Issuer)


                    Common Stock, $0.01 par value per share
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                         (Title of Class of Securities)


                                    400515102
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                                 (CUSIP NUMBER)


                            Gregory B. Nevers, Esq.
                               Corporate Counsel
                               Markel Corporation
                                 4551 Cox Road
                              Glen Allen, VA 23060
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          (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications


                                 March 20, 1998
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 400515102
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  (1)     Names of Reporting Persons I.R.S. Identification Nos.
of Above Persons (entities only)

Name of Reporting Persons:                  Markel Corporation
I.R.S. Identification Number: 54-0292420
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  (2)     Check the Appropriate Box if a Member of a Group
                                                     (a)   [   ]
                                                     (b)   [   ]
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  (3)     SEC Use Only

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  (4)     Source of Funds     WC



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  (5) Check if Disclosure  of Legal  Proceedings  is Required  Pursuant to Items
2(d) or 2(e)


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  (6)     Citizenship or Place of Organization

Commonwealth of Virginia
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                                       (7)     Sole Voting Power       661,250
  Number of
   Shares
 Beneficially                          (8)     Shared Voting Power        0
  Owned by
    Each
  Reporting                            (9)     Sole Dispositive Power  661,250
 Person With

                                       (10)    Shared Dispositive Power   0

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 (11)     Aggregate Amount Beneficially Owned by Each Reporting
          Person    9.9%

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 (12)     Check if the Aggregate Amount in Row (11) Excludes
          Certain Shares
                                                         [  ]
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 (13)     Percent of Class Represented by Amount in Row (11) 9.9%

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 (14)     Type of Reporting Person

          HC,CO
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

ITEM 1.        SECURITY AND ISSUER.

         This statement relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of Gryphon Holdings Inc., a Delaware corporation (the "Issuer"), which has its principal executive offices at 30 Wall Street, New York, New York 10005- 2201.


ITEM 2.        IDENTITY AND BACKGROUND.

         This statement is filed on behalf of Markel Corporation, a Virginia corporation ("Markel"), which has its principal executive offices at 4551 Cox Road, Glen Allen, Virginia 23060-3382.

         The names of the executive officers and directors of Markel, their business or residence addresses and their present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment in conducted are set forth below. If no business or residence address is given, the executive officer's or director's business address is Markel Corporation, 4551 Cox Road, Glen Allen, Virginia 23060-3382.

     Name and Address                         Principal Occupation
     ----------------                         --------------------

Anthony F. Markel                             President, Chief
                                              Operating Officer and
                                              Director of Markel Corporation

Gary L. Markel                                President
                                              Gary Markel & Associates, Inc.
                                              9700 Ninth Street North
                                              St. Petersburg, Florida 33702

Steven A. Markel                              Vice Chairman and
                                              Director of Markel Corporation


Alan I. Kirshner                              Chief Executive Officer
                                              and Chairman of the
                                              Board of Directors of
                                              Markel Corporation

Leslie A. Grandis                             Partner, McGuire, Woods,
McGuire, Woods, Battle                        Battle & Boothe LLP, One
 & Boothe LLP                                 James Center, 901 East
One James Center, 901 East                    Cary Street, Richmond, VA
 Cary Street                                  23219
Richmond, VA 23219

Stewart M. Kasen                              Private Investor

Darrell D. Martin                             Executive Vice
                                              President, Chief
                                              Financial Officer and
                                              Director of
                                              Markel Corporation

V. Prem Watsa                                 Partner in Hamblin, Watsa
Fairfax Financial Holdings Ltd.               Investment Counsel Limited
95 Wellington St. West                        and Chairman and Chief
Suite 802                                     Executive Officer of Fairfax
Toronto, Ontario M5J 2N7                      Financial Holdings Limited
                                              95 Wellington St. West
                                              Suite 802
                                              Toronto, Ontario M5J 2N7

         During the past five years, none of the executive officers or directors of Markel have been convicted in a criminal proceeding or been a party to a civil proceeding of a type required to be disclosed pursuant to part (d) or (e) of item 2. Each such executive officer and director is a United States citizen except V. Prem Watsa who is a Canadian citizen.


ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The  aggregate  cost  of  the  Shares  (as   hereinafter   defined)  of
$10,308,000, was paid for out of Markel's working capital.


ITEM 4.        PURPOSE OF TRANSACTION.

         Markel acquired the Shares for the purpose of investment. Markel intends to monitor its investment and review the Issuer's business affairs and financial position. Based on such review, as well as general economic and industry conditions existing at the time, Markel may consider from time to time various alternative courses of action and may discuss with management of the Issuer ways in which the value of its investment may be increased. Such actions may also include the acquisition of additional shares of Common Stock through open market purchases, privately negotiated transactions or otherwise or the disposition of some or all of the Shares. Markel may also make regulatory filings with insurance regulatory authorities to enable Markel to acquire additional shares without further regulatory approval. Markel does not currently have any plans or proposals which relate to or would result in any of the actions or transactions specified in clauses (a) though (j) of Item 4 of the
Schedule 13D, except as indicated above with respect to the acquisition or disposition of shares of Common Stock. However, Markel reserves the right at any time to formulate other plans and purposes regarding the Shares or the Issuer.


ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER.

         (a) Markel is the holder of 661,250 shares (the "Shares") of the Common Stock, which represents approximately 9.9% of the Issuer's outstanding Common Stock.

         (b) See Cover Pages, Items 7, 8, 9 and 10.

         (c) During the last 60 days, Markel made the following purchases and sales of shares of Common Stock in open market transactions on the NASDAQ Stock
Market:

Purchase Date            Shares           Price per Share
-------------            ------           ---------------
01/08/98                 100,000          16.00
01/22/98                  10,000          15.65625
01/26/98                   5,000          15.625
01/28/98                   5,000          15.75
01/29/98                   4,600          15.625
01/30/98                  10,300          15.625
02/10/98                   5,000          15.375
02/13/98                   8,800          15.50
02/17/98                   5,000          15.50
02/23/98                   7,650          15.4922
02/24/98                  30,000          15.4375
02/25/98                   9,800          15.50
03/03/98                     500          15.4375
03/06/98                 103,300          15.558
03/17/98                  18,000          14.8611
03/18/98                  10,000          15.0625
03/20/98                 196,300          15.0677
03/23/98                  85,000          15.9301
03/23/98                  47,000          16.00
                         -------
                         661,250

         (d)      None


ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

           None



ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS.

         Not applicable


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: March 30, 1998                     /s/ STEVEN A. MARKEL



                                            STEVEN A. MARKEL
                                            Vice Chairman